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                               UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                          (Amendment No. _____)


                 SCIENTIFIC SOFTWARE-INTERCOMP, INC.
   _______________________________________________________________________
                            (Name of Issuer)

                              COMMON STOCK
  ________________________________________________________________________
                      (Title of Class of Securities)

                               808796106
                      __________________________
                            (CUSIP Number)
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13G
CUSIP No. __808796106__
_____________________________________________________________________________
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.

     Renaissance Capital Partners II, Ltd.          75-2407159

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.   SOLE VOTING POWER
     847,218 shares
_____________________________________________________________________________
6.   SHARED VOTING POWER
     None
_____________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     847,218 shares
_____________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     847,218 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.08%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     PN, IV
_____________________________________________________________________________
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ITEM 1.

     a, b.  Scientific Software-Intercomp, Inc. ( Company )
            633 17th Street, Suite 1600
            Denver, CO 80202

ITEM 2.

     (a)  Name of Person Filing
          Renaissance Capital Partners II, Ltd.    ( Filer )

     (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210 LB-59
               Dallas, TX 75206-1857

     (c)  Citizenship
          Texas

     (d)  Title of Class of Securities
          Common Stock

     (e)  CUSIP Number
          759922206

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______ Broker or Dealer registered under Section 15 of the Act
     (b) ______ Bank as defined in section 3(a)(6) of the Act
     (c) ______ Insurance Company as defined in section 3(a)(19) of the Act
     (d) __X___ Investment Company registered under section 8 of the Investment Company Act
     (e) ______ Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940
     (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
     (g) ______ Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h) ______ Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

      At December 31, 1997, the Filer s reportable position in the Company was 397,218 shares of the Company s common stock and a Warrant to purchase 450,000 shares of the Company s common stock. Total number of common shares beneficially owned at the end of the reporting period is 847,218.


     (b)  Percent of Class
               9.08%
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     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                    847,218
          (ii) shared power to vote or to direct the vote:
                    None
          (iii)   sole power to dispose or to direct the disposition of:
                    847,218
          (iv)    shared power to dispose or to direct the disposition of:
                                 None

Item 5.   Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.    Identification and Classification of Members of the Group.

          Not applicable.

Item 9.    Notice of Dissolution of Group.

          Not applicable.
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Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 22, 1998
                    ______________/S/__________________________
                               Signature

                    Vance M. Arnold, Executive Vice President
                    Renaissance Capital Group, Inc.
                    Managing General Partner
                    ___________________________________________
                         Name and Title
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